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XCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 4 2010
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-25384

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Planning Consultants, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14500 S. Outer 40 Road, Suite 201
(No. and Street)

Chesterfield, MO 63017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard L. Kluesner 314-878-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyd, Franz & Stephans LLP CPA's
(Name – *if individual, state last, first, middle name*)

999 Executive Parkway, Suite 301, St. Louis, MO 63141
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Richard L. Kluesner**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Financial Planning Consultants, Inc.**, as of **December 31**, 20**09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA GROSSHEIDER
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: November 09, 2010
Commission Number: 06427013

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. **Cash Flows**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **The Company Did Not Have Any in 2009**
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Boyd, Franz & Stephans LLP

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

Certified Public Accountants

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA



February 15, 2010

To the Shareholders and
Board of Directors
Financial Planning Consultants, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Financial Planning Consultants, Inc., as of December 31, 2009, and the related statements of income (loss) and retained earnings, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Planning Consultants, Inc., as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Boyd, Franz & Stephans LLP

FINANCIAL PLANNING CONSULTANTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	410,898
Temporary investments, at market (Note 3)		11,892
Commissions receivable - brokerage		9,792
Commissions receivable - other		197,019
Employee advances		4,300
Due from officer		59,010
Notes receivable - officer (Note 8)		90,000
Prepaid expenses		26,651
Furniture, equipment and automobile, at cost net of accumulated depreciation and amortization of $548,894		40,257
Deposits		49,668
Total assets	$	899,487

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	6,382
Accrued expenses		6,958
Commissions payable		177,659
Income taxes payable (Note 4)		5,000
Total liabilities	$	195,999
Stockholders' equity:		
Class A common stock $1 par value; voting; authorized 493,000 shares; issued and outstanding 392,034		
Class B common stock $1 par value; non-voting; authorized 507,000 shares; issued and outstanding 333,221	$	725,255
Paid-in capital		114,689
	$	839,944
Less 277,296 shares of treasury stock, at cost		(368,675)
	$	471,269
Retained earnings		232,219
Total stockholders' equity	$	703,488
Total liabilities and stockholders' equity	$	899,487

See Notes to Statement of Financial Condition

NOTE 1: - DESCRIPTION OF BUSINESS:

Financial Planning Consultants, Inc., a Missouri corporation, was organized in 1979 for the purpose of providing broker-dealer services to its customers. The Company services the Midwest region of the United States and sells stocks and bonds, mutual funds, variable and fixed annuities limited partnerships, and insurance products.

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK:

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES:

Security transactions and related commission revenue and expense are recorded on a trade date basis.

The Company records temporary investments at market and the unrealized gain/loss is reflected on the books.

Fixed assets are carried at cost, less accumulated depreciation computed using both the straight-line and accelerated methods. Depreciation for the year ended December 31, 2009, is $11,014. Fixed assets are depreciated as follows:

	Estimated Useful Life	Cost	Depreciation
Equipment	5-10 Years	$ 253,529	$ 252,301
Furniture and Fixtures	7-10 Years	176,734	176,734
Automotive Equipment	5-7 Years	143,194	113,691
Leasehold Improvements	39 Years	15,694	6,168
		$ 589,151	$ 548,894

Depreciation is provided by various methods using useful lives ranging from five to thirty-nine years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 4 – INCOME TAXES:

The provision for income taxes consists of both current and deferred taxes. Current taxes consist of amounts for taxes owed on current year book income. Deferred taxes consist of amounts expensed due to the excess receivable that was booked in the prior year due to a net operating loss carry back. The Company has permanent taxable income and loss differences between reporting income and expenses for financial statement and income tax purposes.

NOTE 5 – NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital and net capital requirements of approximately $439,546 and $100,000, respectively. The Company's net capital ratio was 4.39 to 1.

NOTE 6 – RESERVE REQUIREMENTS:

The Company is exempt from the reserve requirements of the Securities and Exchange Act of 1934, per section (K)(2)(B) of Rule 15c3—3.

NOTE 7 – LEASES:

The Company leases office space located in St. Louis, Missouri, under a contract commencing October 18, 1993. The fifth amendment to the agreement extended the lease to December 31, 2008. Management has not renewed the lease. However, management has a verbal agreement with the landlord to lease this office space on a month to month basis.

NOTE 8 – NOTES RECEIVABLE – OFFICER - UNSECURED:

Notes receivable at December 31, 2009, consisted of $90,000 on two non-interest bearing, promissory notes from an officer of the Company.

NOTE 9 – EMPLOYEE BENEFIT PLANS:

The Financial Planning Consultants, Inc. 401(k) Plan was adopted by the Company on July 12, 1989, under Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees of the Company including executive officers are eligible to participate after completing one year of service, as defined, and attaining 21 years of age. A participating employee may elect to defer on a pretax basis a percentage of his or her salary. All amounts vest immediately and are invested in various funds as directed by the participant. The full amount in a participant's account will be distributed to a participant upon termination of employment, retirement, disability or death. Management of the Company has authorized an employer contribution to the plan in the amount of $6,958 to be paid by March 15, 2010.

NOTE 10 – SUBSEQUENT EVENTS:

As of December 31, 2009, the Company adopted the provision of the Subsequent Events Topic of the FASB Accounting Standards Codification, which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before the Company financial statements are issued or are available to be issued. The Company is required to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. The Company has evaluated subsequent events through February 15, 2010, the date of the Report of Independent Auditors. The Codification requires additional disclosures only and therefore did not have an impact on the Company's financial statements.